UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2021

001-39479

(Commission File Number)

Akumin Inc.

(Exact name of Registrant as specified in its charter)

8300 W. Sunrise Boulevard

Plantation, Florida 33322

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F  ☐       Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated November 15, 2021: Akumin Inc. Announces Second Quarter 2021 Financial Results and Filing of Restated Financial Statements

99.2	Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2021

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations (Restated) for the three-month and six-month periods ended June 30, 2021 and 2020

99.4	Form 52-109F2 CEO Certification of Interim Filings

99.5	Form 52-109F2 CFO Certification of Interim Filings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akumin Inc.

Date: November 15, 2021	By:	/s/ Matt Cameron

Matt Cameron Chief Legal Officer and Corporate Secretary